SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 17, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

17 August 2015

Smith & Nephew plc (the "Company") announces that it received notification that a transaction by a person discharging managerial responsibilities ("PDMR") took place, following the partial vesting of shares on 14 August 2015 of a conditional share award made under the Global Share Plan 2010:

Name of PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold	Total holding of Ordinary Shares following this notification
Glenn Warner	3,865	1,207	3,752 Ordinary Shares (including 547 ADS')

Notes:

(i)      The award was granted under the GSP 2010 on 14 August 2014. One third of the shares vested on 14 August 2015, one third will vest on 14 August 2016 and the final third will vest on 14 August 2017, subject to continued employment.

(ii) The market value of Ordinary Shares acquired and sold on 14 August 2015 was 1178p per Ordinary Share.

(iii) Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.

(iv) The Ordinary Shares were released and sold in London, UK.

(v) The percentage of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 (1) (a).

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc

Tel:  020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 17, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary